Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northrim BanCorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-120836) on Form S-8 of Northrim BanCorp Inc. of our report dated March 14, 2013 relating to the consolidated balance sheets of the Northrim BanCorp Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income,  comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in this Annual Report on Form 10-K of the Northrim BanCorp Inc. for the year ended December 31, 2012.

/s/ Moss Adams

Bellingham, Washington
March 14, 2013